Exhibit 99.2
120 Collins Street
Melbourne 3000
Australia
T +61 (0) 3 9283 3333
F +61 (0) 3 9283 3707
Press release
Minerals Resource Taxation in Australia
2 July 2010
Rio Tinto acknowledges the Australian Government’s announcement that the Resource Super Profits Tax (RSPT) proposal will be replaced with a Mineral Resource Rent Tax (MRRT).
Rio Tinto has consistently maintained that any tax reform proposal should not be applied retrospectively and must retain Australia’s international competitiveness as an investment destination.
David Peever, Managing director Rio Tinto Australia, said that today’s announcement by the Government is an important step towards satisfying these fundamental principles.
“We all want a minerals taxation system that grows the mining industry in Australia. A strong mining sector keeps the Australian economy strong, spreading prosperity to all Australians,” Mr Peever said.
“The Prime Minister’s announcement follows constructive discussions over the past week between the Government and mining companies. There is, however, still a lot of work to do. As one of Australia’s biggest taxpayers, Rio Tinto is committed to working constructively with Government to ensure that the tax system continues to encourage investment in Australia.”
The MRRT proposal is an improvement on the RSPT. Recognition of market value for existing mines and a reduction in the headline tax rate represent significant progress in achieving Rio Tinto’s fundamental principles of tax reform.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
Cont.../
Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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